EXHIBIT 21.1

SUBSIDIARIES

LexaLite International Corporation, a Delaware corporation

Aquarius Brands, Inc., a California corporation

KVP Falcon Plastic Belting, Inc., a California corporation

Central Valley Manufacturing, Inc., a California corporation

Plastron Industries, Inc., a Delaware corporation

Plastic Specialties, Inc., a Mississippi corporation

Fullerton Holdings, Inc., a California corporation

KVP Holdings, Inc., a Delaware corporation

Genesta, Inc., an Ontario, Canada corporation